SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

June 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Jeff Kauten

RE:	SMX (Security Matters) PLC
Registration Statement on Form F-1
Filed May 9, 2024
File No. 333-279800

Ladies and Gentlemen:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 6, 2024 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (File No. 333-279800) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

For convenience, we have set forth below, in bold type, the enumerated written comment provided in the Comment Letter to the Company. The response of the Company to the comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

Registration Statement of Form F-1

Cover Page, page 101

1. We note your disclosure that the ordinary shares will be purchased at a price equal to “50% of the Market Price, if the market price of the Ordinary Shares is below $0.20;” however, Section 1.35 of the Stock Purchase Agreement states that if “the market price of the Common Stock is below .20, then the Company shall not be able to send a Put Notice.” Please revise the cover page and elsewhere to clarify that the company cannot send a put notice if the price of the common stock is below $0.20 and that, based upon current trading prices, the company will be unable to sell any shares under the registration statement. Additionally, your disclosure that you may receive up to $30 million in aggregate gross proceeds is inconsistent with your disclosure that the maximum put amount in any consecutive 30-day period is $500,000 over the 36-month term of the agreement. Please revise or advise.

We respectfully advise the Staff that the sentence in Section 1.35 of the Stock Purchase Agreement, stating that if “the market price of the Common Stock is below .20, then the Company shall not be able to send a Put Notice,” was from a prior iteration of the Agreement, was not in the final, agreed-upon, as executed and delivered Stock Purchase Agreement, and should not have been included in the Stock Purchase Agreement as filed as Exhibit 10.1 to the Company’s Form 6-K on April 22, 2024 (the “Form 6-K”). As such, the disclosure in the Registration Statement regarding the purchase price of the Company’s ordinary shares under the Stock Purchase Agreement is accurate and does not require the revisions as specified in the Staff’s comment. The Company has refiled the Stock Purchase Agreement as Exhibit 10.76 to Amendment No. 1 with the incorrect sentence removed (the “Corrected SPA”), and shall filed an Amendment to the Form 6-K to file the Corrected SPA under the Securities Exchange Act of 1934, as amended. Effect has been given to the remainder of the Staff’s comment. Please see the revised disclosure on the cover page, and pages 5, 7, 40 and 42, including with respect to the Company entering into the Amendment to the Stock Purchase Agreement to replace the $500,000 maximum put with $833,333, and new Exhibit 10.78.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, Amendment No. 1 or if you wish to discuss the above response.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC